Exhibit 12.1

OTTER TAIL CORPORATION

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Year Ended December 31,						Three Months Ended March 31,
	2007	2008	2009	2010		2011	2012
Earnings
Pretax income from continuing operations	$71,470,896	$47,142,602	$19,341,943	$(11,808,010)		$19,205,944	$9,787,940
Plus fixed charges (see below)	28,025,370	30,785,207	31,761,177	39,435,307		38,767,710	9,324,886

Total earnings (1)	$99,496,266	$77,927,809	$51,103,120	$27,627,297		$57,973,654	$19,112,826

Fixed Charges
Interest charges	$22,359,811	$28,094,844	$27,555,741	$34,191,232		$34,212,298	$8,299,854
Amortization of debt expense, premium and discount	1,108,559	990,363	2,097,436	2,825,076		2,233,412	413,032
Estimated interest component of operating leases	4,557,000	1,700,000	2,108,000	2,419,000		2,322,000	612,000

Total fixed charges (2)	$28,025,370	$30,785,207	$31,761,177	$39,435,308		$38,767,710	$9,324,886

Preferred Dividend Requirement*	$1,033,385	$981,547	$633,832	$(954,325	)*	$332,627	$198,700

Total Fixed Charges and Preferred Dividend Requirement (3)	$29,058,755	$31,766,754	$32,395,009	$38,480,983		$39,100,337	$9,523,586

Ratio of Earnings to Fixed Charges (1) Divided by (2)	3.55	2.53	1.61	0.70	**	1.50	2.05

Ratio of Earnings to Fixed Charges and Preferred Dividends (1) Divided by (3)	3.42	2.45	1.58	0.72		1.48	2.01

*	The preferred dividend requirement represents the amount of pre-tax earnings required to cover preferred stock dividend requirements, with a tax gross-up adjustment based on the Company’s ratio of income before income taxes to net income. In 2010, because of income tax adjustments, the Company recorded a net after-tax loss while its income before income taxes was positive, resulting in a ratio of income before income taxes to net income of (194%). For 2010, a 40.0% incremental tax rate from ongoing operations was used to calculate the tax gross-up adjustment instead of the ratio of income before income taxes to net income.
**	To increase ratio to 1:1, Total earnings would need to increase by $11,808,010.